Exhibit 99.3

Summit Therapeutics plc

(“Summit” or the “Company”)

Summit Therapeutics Announces Placement of £15.0 Million of Ordinary Shares

Oxford, UK, 27 March 2018 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces the pricing of a placement of £15.0 million of ordinary shares to investors in Europe. In the placement, a total of 8,333,333 new ordinary shares (“Placing Shares”) of the Company have been placed at a price of 180 pence per Placing Share to raise a total of approximately £15.0 million for the Company (before expenses), which is equivalent to approximately $21.2 million*. Completion of the placement remains conditional upon the admission of the ordinary shares to trading on the AIM market of the London Stock Exchange. It is expected that admission will become effective and that dealings in the Placing Shares on AIM will commence at 8.00 a.m. BST on March 29, 2018.

Summit expects to use the net proceeds of the placing to (i) accelerate preparatory activities for a placebo controlled clinical trial of ezutromid, and for a potential regulatory filing of ezutromid based on receipt of 48-week results from the ongoing Phase 2 clinical trial called PhaseOut DMD; top-line 48 week results are expected during the third quarter of 2018; (ii) continue development of the Company’s utrophin modulator and infectious disease pipeline activities; and (iii) support initiation of the Phase 3 clinical trials of ridinilazole for C. difficile infection, that are planned to commence in the first quarter of 2019.

The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold, directly or indirectly, in or into the United States or to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This press release is being issued pursuant to Rule 135(c) under the Securities Act and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. No public offering of securities is being made in the United States or any jurisdiction in which such an offer, solicitation or sale would be unlawful.

This announcement does not constitute, or form part of, a prospectus relating to the Company, nor does it constitute or contain any invitation or offer to any person, or any public offer, to subscribe for, purchase or otherwise acquire any shares in the Company or advise persons to do so in any jurisdiction, nor shall it, or any part of it form the basis of or be relied on in connection with any contract or as an inducement to enter into any contract or commitment with the Company.

*	Based on a conversion rate of US$1.4135 to £1.00

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease Clostridium difficile infection.

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about whether or not Summit will consummate the offering and the anticipated use of the proceeds from the offering, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities

Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: market conditions, the ability to complete the offering, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission, including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2017 filed with the Securities and Exchange Commission on the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Philippa Gardner

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